SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               LeCroy Corporation, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    52324W10
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement:  [  ]

                               PAGE 1 OF 3 PAGES

CUSIP NO.               52324W10                        PAGE 2 OF 3 PAGES

(1)  NAME OF REPORTING PERSON           Pilgrim Baxter & Associates
       S.S. or I.R.S. IDENTIFCATION NO.
       OF ABOVE PERSON                  23-2797802
(2) CHECK THE APPROPRIATE BOX IF A      (A)     [ ]
      MEMBER OF A GROUP*                (B)     [ ]

(3)  SEC USE ONLY

(4)  CITIZENSHIP OR
       PLACE OF ORGANIZATION      Pennsylvania

NUMBER OF               (5)     SOLE VOTING             724,400
SHARES                          POWER
OWNED BY                (6)     SHARED VOTING               -0-
REPORTING                       POWER
PERSON                  (7)     SOLE                    724,400
WITH                            DISPOSITVE
                                POWER
                        (8)     SHARED                      -0-
                                DISPOSITIVE
                                POWER

(9) AGGREGATE AMOUNT BENEFICALLY                        724,400
      OWNED BY EACH REPORTING PERSON

(10) CHECK BOX IF THE AGGREGATE AMOUNT          [  ]
        IN ROW (9) EXCLUDES CERTAIN SHARES*

(11)  PERCENT OF CLASS REPRESENTED              10.58
       BY AMOUNT IN ROW (9)

(12)  TYPE OF REPORTING PERSON*                 IA

                                                               PAGE 2 OF 3 PAGES

ITEM 2.
(a)   NAME OF PERSON FILING     Pilgrim Baxter & Associates
(b)   ADDRESS OF PRINCIPAL BUSINESS OR, IF NONE, RESIDENCE
      825 Duportail Road, Wayne, PA  19087
(c)   CITIZENSHIP  Pennsylvania
(d)   TITLE OF CLASS OF SECURITIES  Common Stock
(e)   CUSIP NUMBER  52324W10

ITEM 4.  OWNERSHIP

         PLEASE SEE TO COVER PAGE

ITEM 10.  CERTIFICATION
THE FOLLOWING CERITIFCATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO RULE 13d-1(b):

BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENINCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

                                   SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATE:   December 9, 1997
BY:     /s/ Amy S. Yuter
TITLE:  Chief Compliance Officer